The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 JUN 27 AM 12:56

02042224

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

18th June, 2002.

SUPPL

Attn: Filing Desk - Stop 1-4

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 13th June 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 18th June 2002, confirming that Merrill Lynch Investment Management Ltd and its affiliates no longer have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

dlw 6/28

Enc.

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 02/21

Company Announcements Office,
London Stock Exchange.

18th June, 2002.

Dear Sirs,

EMI Group plc – Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed in a letter dated 17th June 2002 and received on 18th June 2002, that Merrill Lynch Investment Managers Ltd and its affiliates have ceased, as of 14th June 2002, to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary